EXECUTION COPY

SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is entered into as of December 20, 2007 (the "Effective Date"), between LEV PHARMACEUTICALS, INC., a Delaware corporation (with its successors and assigns, referred to as the "Company"), and Judson Cooper (referred to as "Cooper").

WHEREAS, the Company and Cooper are party to an Employment Agreement dated as of November 1, 2004, as amended and restated on January 17, 2007 (the "Original Employment Agreement");

WHEREAS, the Company and Cooper mutually desire to further amend and restate the terms of such Original Employment Agreement upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual agreements and covenants hereinafter set forth, the parties hereto agree to the terms and conditions of this Agreement as follows:

1. Employment for Term. The Company hereby continues to employ Cooper and Cooper hereby accepts such continued employment with the Company for the period beginning on the Effective Date and ending December 31, 2012, or upon the earlier termination of the Term pursuant to Section 6 (the "Initial Term"). This Agreement shall be automatically renewed for additional one-year periods (the "Renewal Terms;" together with the Initial Term, the "Term") unless either party notifies the other in writing of its intention not to so renew this Agreement no less than 90 days prior to the expiration of the Initial Term or a Renewal Term. The termination of Cooper's employment under this Agreement shall end the Term but shall not terminate Cooper's or the Company's other obligations that are intended to survive the termination of this Agreement (including without limitation, the payments under Section 7 and 8 and Cooper’s obligations under Section 9).

2. Position and Duties. During the Term, Cooper shall serve as Chairman of the Board and Executive Vice President of the Company, perform such duties as are consistent with his position and report to the Board of Directors of the Company. During the Term, Cooper shall also hold such additional positions and titles as the Board of Directors of the Company (the "Board") may determine from time to time. During the Term, Cooper shall devote as much time as is necessary to satisfactorily perform his duties as an employee and officer of the Company. The Company shall nominate Cooper, and use its best efforts to have Cooper elected, to the Board of Directors of the Company (the "Board") throughout the Term of this Agreement and shall include him in the management slate for election as a director at every stockholders meeting during the Term at which his term as a director would otherwise expire. Cooper agrees to accept election, and to serve during the Term, as director of the Company.

3. Compensation.

(a)  Base Salary. The Company shall continue to pay Cooper a base salary of $425,000 per annum (as it may be increased (but not decreased) from time to time including, without limitation, by virtue of this Section 3(a), the "Base Salary"), provided that such Base Salary shall increase to $500,000 effective upon the date on which FDA approval of the drug Cinryze is obtained (the "FDA Approval Date"). The Base Salary shall be payable at least monthly on the Company's regular pay cycle for professional employees.

(b) Annual Increases. The Base Salary shall be increased at the end of each year of service (commencing at the end of 2007) by the greater of (i) 4% or (ii) a percentage equal to the increase, if any, in the United States Department of Labor Consumer Price Index (or comparable index, if available) for the New York metropolitan area over the previous 12 months.

(c) Equity.

(i)
On the Effective Date, the Company shall grant to Cooper 2,000,000 shares of restricted common stock of the Company (the "New Restricted Stock"). The vesting schedule applicable to the New Restricted Stock is as follows: 50% of the New Restricted Stock shall vest and the restrictions thereon shall lapse on the FDA Approval Date and thereafter 25% of the New Restricted Stock shall vest and the restrictions thereon shall lapse on each of the first and second anniversaries of the FDA Approval Date subject to Cooper’s continued employment on the applicable vesting dates, except as provided below in Section 7. The New Restricted Stock shall be evidenced by a restricted stock award agreement that incorporates the terms herein, including, but not limited to, granting Cooper the election to have the Company withhold that number of shares sufficient to satisfy the minimum tax withholding obligations from the shares at the time of vesting to satisfy such tax withholding obligation. In the event of a Change in Control (as defined below), the unvested shares of New Restricted Stock shall be assumed by the acquiring company and converted into restricted stock of the acquiring company (or parent company) in a manner designed to preserve the economic value of the New Restricted Stock immediately prior to the Change in Control and in a manner consistent with the treatment of other stockholders; provided that if the consideration received in the Change in Control is in the form of cash, the acquiring company (or the acquirer’s parent company) may either assume such unvested shares of New Restricted Stock as provided above or may pay Cooper an amount in cash on each applicable vesting date for such shares as if the New Restricted Stock was assumed as provided above based upon the fair market value of the acquiring company’s (or its parent’s) capital stock on each of the applicable vesting dates. For the purposes hereof, “fair market value” shall be either (A) the average of the high and low or closing bid and asked prices of the acquiring company’s (or its parent’s) capital stock on each vesting date if such stock is listed for trading on a national securities exchange, the NASDAQ Stock Market or is traded on the over-the-counter bulletin board or (B) if the acquiring company’s (or its parent’s) capital stock is not publicly traded, then as determined by an independent valuation company mutually acceptable to Cooper and the acquirer. The award agreement shall contain such other customary terms that are consistent with the terms of the Company's 2004 Omnibus Incentive Compensation Plan (the “Plan”).

(ii)	Cooper has previously been granted a fully vested option to purchase 1,427,450 shares at a per share exercise price of $.30 under the Plan and such option will remain outstanding through November 1, 2014 in accordance with the applicable option agreement (the “2004 Options”).

(iii)
Pursuant to the Plan, Cooper was granted a nonqualified stock option to purchase 1,600,000 shares of the Company's Common Stock at a per share exercise price of $1.60 on January 17, 2007 (the "Jan 2007 Options"). The Jan 2007 Options will remain outstanding in accordance with the applicable option agreement and the applicable provisions of the Amended and Restated Employment Agreement with Cooper dated January 17, 2007 which are incorporated herein.

(iv)	The Company covenants to maintain a Form S-8 Registration Statement on file with the SEC with respect to the equity awards made to Cooper.

(d) Bonus. Cooper shall be eligible to receive an annual cash bonus, the amount of which to be determined in the discretion of the Compensation Committee based upon its assessment of Cooper’s and the Company’s performance. Commencing in the fiscal year in which the FDA Approval Date occurs, Cooper’s bonus opportunity shall be in a target range between 75% and 200% of Base Salary, 75% being the bonus amount if the performance objectives are met by Cooper as determined by the Compensation Committee in its reasonable discretion and the bonus amount shall increase to the extent that the Compensation Committee may determine in its discretion that Cooper exceeded such objectives and engaged in outstanding performance. Cooper is entitled to such bonus so long as he remains in the employ of the Company through the end of the applicable fiscal year, except as provided below. Any such bonus for a particular fiscal year will be paid no later than the following March 15.

(e) Other and Additional Compensation. The preceding sections establish the minimum compensation during the Term and shall not preclude the Compensation Committee from awarding Cooper a higher salary or any bonuses or stock options, restricted stock or other forms of equity awards in the discretion of the Committee during the Term at any time. The Company shall pay Cooper a monthly car allowance of $1,000.

4. Employee Benefits. During the Term, Cooper shall be entitled to participate at the same level as other senior executive officers of the Company in any group insurance, hospitalization, medical, health and accident, disability, fringe benefit and tax-qualified retirement plans or programs of the Company now existing or hereafter established to the extent that he is eligible under the general provisions thereof. For the term of this Agreement, Cooper shall be entitled to paid vacation at the rate of (4) weeks per annum.

5. Expenses. The Company shall reimburse Cooper for actual out-of-pocket expenses incurred by him in the performance of his services for the Company upon the receipt of appropriate documentation of such expenses.

6. Termination.

(a) General. The Term shall end immediately upon Cooper's death. Cooper’s employment may also be terminated by the Company with or without Cause or as a result of Cooper’s Disability, as defined in Section 7 or by Cooper with or without Good Reason (as such terms are defined below).

(b) Notice of Termination. Either party shall give written notice of termination to the other party, which shall include a statement as to the reason for the termination.

7. Severance Benefits.

(a) Cause Defined. "Cause" means (i) willful malfeasance or willful misconduct by Cooper in connection with his employment; (ii) Cooper's gross negligence in performing any of his duties under this Agreement; (iii) Cooper's conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendre with respect to, any crime other than a traffic violation or infraction which is a misdemeanor; (iv) Cooper's material breach of any written policy applicable to all employees adopted by the Company which is not cured to the reasonable satisfaction of the Company within thirty (30) business days after notice thereof; or (v) material breach by Cooper of any of his obligations in this Agreement which is not cured to the reasonable satisfaction of the Company within thirty (30) business days after notice thereof.

  (b) Disability Defined. "Disability" shall mean (i) Cooper's incapacity due to physical or mental illness that results in his being substantially unable to perform his duties hereunder for six consecutive months (or for six months out of any nine month period) or (ii) a qualified independent physician mutually acceptable to the Company and Cooper determines that Cooper is mentally or physically disabled so as to be unable to regularly perform the duties of his position and such condition is expected to be of a permanent duration. During a period of Disability while he remains an employee of the Company, Cooper shall continue to receive his Base Salary hereunder, provided that if the Company provides Cooper with disability insurance coverage, payments of Cooper's Base Salary shall be reduced by the amount of any disability insurance payments received by Cooper due to such coverage. The Company shall give Cooper written notice of termination which shall take effect sixty (60) days after the date it is sent to Cooper unless Cooper shall have returned to the performance of his duties hereunder during such sixty (60) day period (whereupon such notice shall become void). In the event that the Company terminates Cooper’s employment as a result of his Disability, Cooper shall be entitled to the same benefits as if his employment had been terminated by the Company without Cause.

(c) Good Reason Defined. If the Company (i) reassigns Cooper's base of operations outside of New York City, (ii) materially reduces Cooper's duties, responsibilities, positions or titles, authority, powers, functions or reporting relationship during the Term, including, without limitation, replacing Cooper as Chairman, (iii) materially breaches this Agreement or (iv) provides notice of nonrenewal of the Agreement pursuant to Section 1 of this Agreement (each such event being "Good Reason") then, at his option, Cooper may treat such event as a termination of the Term without Cause by the Company unless the Company has cured the event (if susceptible to cure) within 30 business days of receipt of written notice from Cooper. For the sake of clarity, in the event of a Change in Control and the Company becomes a subsidiary of another entity, whether publicly or privately held, Cooper’s duties, responsibilities, power and authority will be deemed to have been materially reduced even if he remains Chairman of the Company following the Change in Control unless Cooper holds a position with the parent company of authority equivalent to that held pursuant to this Agreement.

(d) Accrued Compensation Defined. Accrued Compensation shall mean an amount which shall include all amounts earned or accrued by Cooper through the date of termination of this Agreement but not paid as of such date, including (i) Base Salary, (ii) reimbursement for business expenses incurred by the Cooper on behalf of the Company, pursuant to the Company’s expense reimbursement policy in effect at such time, (iii) expense allowance, (iv) vacation pay per Company policy, and (v) bonuses and incentive compensation earned and awarded prior to the date of termination. Accrued Compensation shall be paid on the first regular pay date after the date of termination (or earlier, if required by applicable law).

(e) Termination. (i) Cause; Without Good Reason. If the Company ends the Term for Cause, or if Cooper resigns as an employee of the Company for reasons other than an event of Good Reason, then the Company shall pay to Cooper the Accrued Compensation but shall have no obligation to pay Cooper any amount, whether for salary, benefits, bonuses, the New Restricted Stock, or other compensation or expense reimbursements of any kind, accruing or vesting after the end of the Term, and such rights shall, except as otherwise required by law or pursuant to the applicable award agreement or plan (including, without limitation, the document evidencing the 2004 Options), be forfeited immediately upon the end of the Term. For the sake of clarity, the Jan 2007 Options, and the 2004 Options, to the extent vested on the date of resignation without Good Reason will remain outstanding through the expiration of the original ten year term.

(ii) Without Cause; Good Reason; Death. In the event that the Company terminates Cooper’s employment hereunder without Cause, Cooper terminates his employment with Good Reason or his employment terminates as a result of his death, he shall be entitled to the Accrued Compensation and, subject to Section 21 below, the following payments and benefits:

(A) a lump sum payment equal to the greater of (x) or (y):

(x) (1) two times his Base Salary in effect at the date of termination plus (2) two times the greater of (the "Applicable Bonus") the bonus paid for the fiscal year prior to the date of termination or 100% of his Base Salary in effect at the date of termination plus (3) a pro rated bonus for the year of termination based upon the Applicable Bonus; or

(y) (1) Base Salary as if Cooper remained in the employ of the Company through December 31, 2012 plus (2) bonus payments as if he remained in the employ of the Company through December 31, 2012 based upon the Applicable Bonus.

Notwithstanding the foregoing, in the event of the termination of Cooper’s employment as a result of his death, the lump sum payment pursuant to this Section 7(e)(ii)(A) shall be the amount provided in (x) above.

The lump sum payment contemplated by this Section 7(e)(ii)(A) shall be made to the Executive six months after the date of termination in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) (except to the extent any future guidance issued by the Internal Revenue Service under Section 409A does not subject such payment to Section 409A or permits such earlier payment without additional tax or penalty).

(B) continued participation in the health and welfare plans (or comparable plans) provided by the Company to Cooper at the time of termination for a period equal to the greater of two years from the date of termination and December 31, 2012 or, if earlier until he is eligible for comparable coverage with a subsequent employer the “Extended Benefit Period”); provided that Cooper shall (except to the extent any future guidance issued by the Internal Revenue Service under Section 409A does not subject the payment of such premiums by the Company to Section 409A) pay the amount of the applicable premiums for the first six months of the Extended Benefit Period in accordance with the requirements of Section 409A, which amount will be reimbursed to him in a lump sum at the end of such six-month period. Cooper shall give the Company prompt notice of his eligibility of comparable coverage.

(C) the Jan 2007 Options shall be deemed fully vested on the date of termination and any restrictions thereon shall lapse and the Jan 2007 Options shall remain outstanding through the expiration of the original ten year term.

(D) subject to the provisions of Section 3(c)(i), the New Restricted Stock shall remain outstanding and continue to vest through the applicable vesting dates.

(E) Release. In the event that Cooper’s employment is terminated by the Company without Cause or by Cooper for Good Reason and in consideration of the payments described above and the Restrictive Covenants (as defined below) and the mutual releases, the Company and Cooper will enter into an agreement that contains a mutual release of claims in a form reasonably satisfactory to the parties.

8. Change in Control Payment. The provisions of this paragraph 8 set forth the terms of an agreement reached between Cooper and the Company regarding Cooper's rights and obligations upon the occurrence of a "Change in Control" (as hereinafter defined) of the Company during the Term. These provisions are intended to assure and encourage in advance Cooper's continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any such Change in Control. The following provisions shall apply in the event of a Change in Control, in addition to any payment or benefit that may be required pursuant to Section 7.

(a) Equity. Upon the occurrence of a Change in Control, all stock options (including, without limitation, the Jan 2007 Options) and other stock-based grants (other than the New Restricted Stock) to Cooper by the Company or that may be granted in the future shall, irrespective of any provisions of his award agreements, immediately and irrevocably vest and become exercisable.

(b) Termination Payments. If Cooper’s employment terminates for any reason following a Change in Control (other than by the Company for Cause or by Cooper without Good Reason), he shall be entitled to the payments described in Section 7(e)(ii) except that (i) the Base Salary component of the payment shall be the greater of the Base Salary in effect at the time of termination or $500,000 and (ii) the reference to 100% of Cooper's Base Salary in the definition of the Applicable Bonus contained in Section 7(e)(ii)(A)(x)(1) shall be deemed 200%. In the event that a Change in Control occurs within eighteen months following Cooper’s termination of employment by the Company without Cause or by him for Good Reason and the transaction that constituted such Change in Control was the subject of substantive discussions at the time of such termination of employment as evidenced by the Company and such potential acquirer having engaged in communications (whether in person, via telephone or e-mail) or the execution of a non-disclosure agreement with the intent to commence discussions for a potential acquisition of the Company, then Cooper shall be entitled to receive such additional payments described in this Section 8 (including the Transaction Fee described below in Section 8(d)) as if his termination occurred on or following a Change in Control.

(c) Rabbi Trust. Within ten (10) days after the occurrence of the Change in Control, the Company shall place immediately negotiable funds into a “rabbi” trust in an amount equal to the payments that may be due (or will be due) to Cooper as a result of the Change in Control, including such additional amount as equals the "Gross Up Payment" (as hereinafter defined) thereon but excluding the Transaction Fee described below (which shall be paid to Cooper on the date of the Change in Control). Such trust shall be maintained pursuant to a standard rabbi trust arrangement among the Company, Cooper and an independent trustee providing for the timely payment to Cooper of the amounts held in such trust in the event Cooper becomes entitled thereto under the applicable provisions of this Agreement (the "Trust Arrangement"). The Trust Arrangement shall be maintained until the earlier of (A) the payment to Cooper of all sums held in the trust or (B) six years after the end of the fiscal year in which the Change in Control occurred. This provision will be null and void if the establishment or maintenance of such a trust would result in the imposition of a tax or penalty under Section 409A.

(d) Transaction Fee. Cooper shall be entitled to a cash payment equal to 1.5% of the Enterprise Value (as defined below) of the Company in a Change in Control so long as the Enterprise Value exceeds $400 million. The “Enterprise Value” in the case of a Change in Control in which consideration is payable to the Company in respect of its assets or business, shall mean the total cash and non-cash (including, without limitation, the assumption of debt) consideration received by the Company or in the case of a Change in Control in which consideration is payable to the Company’s stockholders, the total cash and non-cash (including, without limitation, the assumption of debt) consideration payable to the Company’s stockholders. “Enterprise Value” shall also include, if applicable, any cash or non-cash consideration payable to the Company or to the Company’s stockholders on a contingent, earnout or deferred basis. To the extent that any consideration in a transaction is not received in cash upon the consummation of the Change in Control, the value of such non-cash consideration for purposes of calculating the Enterprise Value will be determined by the Board of Directors of the Company prior to the Change in Control in good faith. In the event that less than 100% of the stock or assets of the Company is purchased in the Change in Control transaction, the Enterprise Value shall be extrapolated from the percentage of the Company’s capital stock or assets impacted in such Change in Control transaction to determine if the $400 million threshold was exceeded, but the Transaction Fee shall be calculated based on the actual consideration received by the Company or shareholders, as the case may be. This Section 8(d), however, shall not apply to any event resulting in a Change in Control in which neither the Company nor its stockholders receives consideration either upon, or in connection with, the occurrence or consummation of the event resulting in a Change in Control.

(e) Gross Up Payment.

(1) Excess Parachute Payment. In the event it shall be determined that any payment or distribution or benefit received or to be received by Cooper pursuant to the terms of this Agreement or any other payment or distribution or benefit made or provided by the Company or any of its affiliates, to or for the benefit of Cooper (a "Payment") would be subject to the excise tax imposed by Section 4999 of the United States Internal Revenue Code (the "Code"), or any interest or penalties are incurred by Cooper with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the "Excise Tax"), then Cooper shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Cooper of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Cooper retains an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments and (y) the product of any deductions actually disallowed under Section 68 of the Code solely as a direct result of the inclusion of the Gross-Up Payment in the Executive's adjusted gross income and the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made.

In the event the Company’s payment of the Gross-Up Payment would cause the payment cap described in Section 8(g) below (the “Cap”) to be exceeded, then Cooper shall be deemed to have automatically waived his right to receive the Gross-Up Payment to the extent by which the Gross-Up Payment exceeds the Cap. In such an event, Cooper shall remain directly liable for payment of the amount by which the Excise Tax exceeds the Cap and the Company shall have no liability for such payment. In the event that the aggregate amount of the Company’s payments (or payment obligations) pursuant to Sections 8(b) through 8(d) would be in excess of the Cap, then this Section 8(e) shall automatically be deemed cancelled and the Company shall have no liability for the Gross-Up Payment. In the event that the Company’s obligation to pay the Gross-Up Payment is limited or cancelled in its entirety, the Company and Cooper shall cooperate with each other in good faith in connection with the determination as to whether an Excise Tax is due and the amount of such Excise Tax.

(2) Applicable Rates. For purposes of determining the amount of the Gross Up Payment, Cooper will be deemed to pay federal income taxes at the highest marginal rate of federal income taxation in the calendar year in which the Gross Up Payment is to be made and state and local income taxes at the highest marginal rates of taxation in the state and locality where taxes thereon are lawfully due, net of the maximum reduction (if any) in federal income taxes that could be obtained from deduction of deductible state and local taxes.

(3) Determination of Gross Up Payment Amount. The determination of whether the Excise Tax is payable and the amount thereof will be based upon the opinion of tax counsel selected by Cooper and reasonably approved by the Company, which approval will not be unreasonably withheld or delayed whether or not the Company is required to make the Gross-Up Payment. If such opinion is not finally accepted by the Internal Revenue Service (or state and local taxing authorities), then appropriate adjustments to the Excise Tax will be computed and additional Gross Up Payments will be made in the manner provided by this subparagraph (e).

(4) Payment. Subject to the applicability of the Cap, the Company will pay the estimated amount of the Gross-Up Payment in cash to Cooper at the time specified in this Agreement. Cooper and the Company agree to reasonably cooperate in good faith in the determination of the actual amount of the Gross Up Payment. Further, Cooper and the Company agree to make such adjustments to the estimated amount of the Gross Up Payment as may be necessary to equal the actual amount of the Gross Up Payment, which in the case of the Company will refer to refunds of prior overpayments by the Company and in the case of Cooper will refer to additional payments to Cooper to make up for prior underpayments.

(f)  Definitions. For purposes of this paragraph 8, the following terms shall have the following meanings:

"Change in Control" shall mean any of the following:

(1) the acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the "Acquiring Person"), other than the Company, or any of its Subsidiaries or any Excluded Group (as defined herein), of beneficial ownership (within the meaning of Rule 13d-3- promulgated under the Exchange Act) of 35% or more of the combined voting power or economic interests of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided however, that any transfer from Cooper or Joshua Schein (the "Excluded Group") will not result in a Change in Control if such transfer was part of a series of related transactions the effect of which, absent the transfer to such Acquiring Person by the Excluded Group, would not have resulted in the acquisition by such Acquiring Person of 35% or more of the combined voting power or economic interests of the then outstanding voting securities; or

(2) during any period of 12 consecutive months after the date of this Agreement, the individuals who at the beginning of any such 12-month period constituted a majority of the Directors (the "Incumbent Non-Investor Majority") cease for any reason to constitute at least a majority of such Directors; provided that (i) any individual becoming a director whose election, or nomination for election by the Company's stockholders, was approved by a vote of the stockholders having the right to designate such director and (ii) any director whose election to the Board or whose nomination for election by the stockholders of the Company was approved by the requisite vote of directors entitled to vote on such election or nomination in accordance with the Certificate of Incorporation of the Company, shall, in each such case, be considered as though such individual were a member of the Incumbent Non-Investor Majority, but excluding, as a member of the Incumbent Non-Investor Majority, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company (as such terms are used in Rule 14a-2 of Regulation 14A promulgated under the Exchange Act) and further excluding any person who is an affiliate or associate of an Acquiring Person having or proposing to acquire beneficial ownership of 25% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; or

(3) the consummation by the Company of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the voting securities of the Company immediately prior to such reorganization, merger, or consolidation do not, following such reorganization, merger, or consolidation, beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Company resulting from such reorganization, merger, or consolidation; or

(4) the sale or other disposition of assets representing 50% or more of the assets of the Company in one transaction or series of related transactions not initiated or commenced by any person within the Excluded Group; or

(5) a "Fundamental Change in Business" as hereinafter defined; or

(6) a "Hostile Takeover" as hereinafter defined is declared.

"Fundamental Change in Business" shall mean that the Company, at any time, no longer spends at least fifty percent (50%) of its annual budget on activities related to biotechnology or pharmaceuticals.

"Hostile Takeover" shall mean any Change in Control which at any time is declared by at least a majority of the Board, directly or indirectly, to be hostile or not in the best interests of the Company, or in which an attempt is made (irrespective of whether successful) to wrest control away from the incumbent management of the Company, or with respect to which the Board makes any effort to resist.

(g) Payment Cap. Notwithstanding anything to the contrary contained in this Agreement, in the event of a Change in Control, the Company’s maximum obligation (the “Cap”) under this Section 8 shall be as follows:

(i)	3.25% of the Enterprise Value if the Enterprise Value is less than $750 million;
(ii)	3.0% of the Enterprise Value if the Enterprise Value is $750 million or more but less than $1.2 billion;
(iii)	2.5 % of the Enterprise Value if the Enterprise Value is $1.2 billion or more but less than $1.75 billion;
(iv)	2.0% of the Enterprise Value if the Enterprise Value is $1.75 billion or more;

provided that such Cap shall not apply to, or include any value attributable to, the stock options (including the acceleration provided for under Section 8(a)) or the New Restricted Stock. In the event that the aggregate amount of the Company’s payments (or payment obligations) pursuant to this Section 8 would be in excess of the Cap (which shall not apply to the equity as described above), then the Company shall pay to Cooper, in accordance with the relevant provisions of Section 8, the amounts to which he is entitled under Section 8 up to the Cap and shall have no further liability or obligation for any other payments hereunder (other than the equity described above). In such an event, Cooper shall be deemed to have automatically waived his right to receive any payments in excess of the Cap (other than the equity described above). For the sake of clarity, however, any Gross-Up Payment attributable to any equity awards will be subject to the Cap.

9. Confidentiality, Ownership, and Covenants.

(a) "Company Information" and "Inventions" Defined. "Company Information" means all information, knowledge or data of or pertaining to (i) the Company, its employees and all work undertaken on behalf of the Company, and (ii) any other person, firm, Company or business organization with which the Company may do business during the Term, that is not in the public domain (and whether relating to methods, processes, techniques, discoveries, pricing, marketing or any other matters). "Inventions" collectively refers to any and all inventions, trade secrets, ideas, processes, formulas, source and object codes, data, programs, other works of authorship, know-how, improvements, research, discoveries, developments, designs, and techniques regarding any of the foregoing.

(b) Confidentiality. Cooper hereby recognizes that the value of all trade secrets and other proprietary data and all other information of the Company not in the public domain disclosed by the Company in the course of his employment with the Company may be attributable substantially to the fact that such confidential information is maintained by the Company in strict confidentiality and secrecy and would be unavailable to others without the expenditure of substantial time, effort or money. Cooper, therefore, except as provided in the next two sentences, covenants and agrees that all Company Information shall be kept secret and confidential at all times during or after the Term and shall not be used or divulged by him outside the scope of his employment as contemplated by his Agreement, except as the Company may otherwise expressly authorize by action of the Board. In the event that Cooper is requested in a judicial, administrative or governmental proceeding to disclose any of the Company Information, Cooper will promptly so notify the Company so that the Company may seek a protective order of other appropriate remedy and/or waive compliance with this Agreement. If disclosure of any of the Company Information is required, Cooper may furnish the material so required to be furnished, but Cooper will furnish only that portion of the Company Information that legally is required.

(c) Ownership of Inventions, Patents and Technology. Cooper hereby assigns to the Company all of Cooper's rights (including patent rights, copyrights, trade secret rights, and all other rights throughout the world), title and interest in and to Inventions, whether or notpatentable or registrable under copyright or similar statutes, made or conceived or reduced to practice or learned by Cooper, either alone or jointly with others, during the course of the performance of services for the Company. Cooper shall also assign to, or as directed by, the Company, all of Cooper's right, title and interest in and to any and all Inventions, the full title to which is required to be in the United States government of any of its agencies. The Company shall have all right, title and interest in all research and work product produced by Cooper as an employee of the Company, including, but not limited to, all research materials and lab books.

(d) Non-Competition. During his employment with the Company and for a period of one year after the termination of such employment for any reason (the “Restricted Period”), Cooper agrees that he will not enter into or become associated with or engage in any other business (whether as a partner, officer, director, shareholder, employee, consultant, or otherwise), which business is in direct competition with the Company (a "Competitive Business"). For purposes of this Agreement, the Company shall be deemed to be actively engaged (a) on the date hereof in the development and commercialization of therapeutic products for the treatment of hereditary angioedema and (b) in the future during the Term of this Agreement in any other material business in which the Company actually devotes substantive resources to study, develop or pursue and in which Executive is directly and actively involved. Notwithstanding the foregoing, (x) the ownership by Cooper of less than five percent of the shares of any publicly held corporation shall not violate the provisions of this Article VII, and (y) Cooper shall not be required to comply with any provision of this Section 9(d) following termination of this Agreement if the amounts required to be paid under Sections 7 or 8 of this Agreement are not timely paid.

(e) Nonsolicitation of Employees. During the Restricted Period, Cooper will not, without the Company’s written consent, solicit any employee or independent contractor of the Company for the purposes of hiring such individual for Cooper or an entity in which Cooper has a material interest. Such provision shall not apply to Joshua Schein.

(f) Remedies. Cooper hereby acknowledges that the covenants and agreements contained in Section 9 (the "Restrictive Covenants") are reasonable and valid in all respects and that the Company is entering into this Agreement, inter alia, on such acknowledgement. If Cooper breaches, or threatens to commit a breach, of any of the Restrictive Covenants, the Company shall have the following rights and remedies, each of which rights and remedies shall be independent of the other and severally enforceable, and all of which rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity: (i) the right and remedy to have the Restrictive Covenants specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Company and that money damages will not provide an adequate remedy to the Company; (ii) the right and remedy to require Cooper to account for and pay over to the Company such damages as are recoverable at law as the result of any transactions constituting a breach of any of the Restrictive Covenants; (iii) if any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable, the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions; and (iv) if any court construes any of the Restrictive Covenants, or any part thereof, to be unenforceable because of the duration of such provision or the area covered thereby, such court shall have the power to reduce the duration or area of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

(g) Jurisdiction. The parties intend to and hereby confer jurisdiction to enforce the Restrictive Covenants upon the courts of any jurisdiction within the geographical scope of such Covenants. If the courts of any one or more such jurisdictions hold the Restrictive Covenants wholly unenforceable by reason of the breadth of such scope or otherwise, it is the intention of the parties that such determination not bar or in any way affect the Company's right to the relief provided above in the courts of any other jurisdiction, within the geographical scope of such Covenants, as to breaches of such Covenants in such other respective jurisdiction such Covenants as they relate to each jurisdiction being, for this purpose, severable into diverse and independent covenants.

10. Successors and Assigns.

(a) Cooper. This Agreement is a personal contract, and the rights and interests that the Agreement accords to Cooper may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of Cooper shall be for the sole personal benefit of Cooper, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against Cooper. Except as so provided, this Agreement shall inure to the benefit of and be binding upon Cooper and his personal representatives, distributes and legatees.

(b) The Company. This Agreement shall be binding upon the Company and inure to the benefit of the Company and of its successors and assigns, including (but not limited to) any Company that may acquire all or substantially all of the Company's assets or business or into or with which the Company may be consolidated or merged. In the event that the Company sells all or substantially all of its assets, merges or consolidates, otherwise combines or affiliates with another business, dissolves and liquidates, or otherwise sells or disposes of substantially all of its assets, then this Agreement shall continue in full force and effect. The Company's obligations under this Agreement shall cease, however, if the successor to, the purchaser or acquirer either of the Company or of all or substantially all of its assets, or the entity with which the Company has affiliated, shall assume in writing the Company's obligations under this Agreement (and deliver and executed copy of such assumption to Cooper), in which case such successor or purchaser, but not the Company, shall thereafter be the only party obligated to perform the obligations that remain to be performed on the part of the Company under this Agreement.

11. Entire Agreement. This Agreement (together with the equity award agreements referred to herein) represents the entire agreement between the parties concerning Cooper's employment with the Company and supersedes all prior negotiations, discussions, understanding and agreements, whether written or oral, between Cooper and the Company relating to the subject matter of this Agreement (including, without limitation, the Original Employment Agreement (other than with respect to the option referenced therein, as amended).

12. Amendment or Modification, Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by Cooper and by a duly authorized officer of the Company. No waiver by any party to this Agreement or any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

13. Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to Cooper:	to the address specified in the payroll records of the Company

If to the Company:	675 Third Avenue
Suite 2200 New York, NY 10017

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

14. Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Company and Cooper that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

15. Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

16. Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

17. Withholding Taxes. All salary, benefits, reimbursements and any other payments to Cooper under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

18. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument.

19. Applicable Law; Arbitration. The validity, interpretation and enforcement of this Agreement and any amendments or modifications hereto shall be governed by the laws of the State of New York, as applied to a contract executed within and to be performed in such State. The parties agree that any disputes shall be definitively resolved by binding arbitration before the American Arbitration Association in New York, New York and consent to the jurisdiction to the federal courts of the Southern District of New York or, if there shall be no jurisdiction, to the state courts located in New York County, New York, to enforce any arbitration award rendered with respect thereto. Each party shall choose one arbitrator and the two arbitrators shall choose a third arbitrator. All costs and fees related to such arbitration (and judicial enforcement proceedings, if any) shall be borne by the Company unless Cooper’s claim is deemed to be frivolous by the arbitrator(s) or judge. The Company shall pay the reasonable legal fees and expenses of counsel (collectively, the "Fees") incurred by Cooper in the event there is a dispute hereunder as follows: if such dispute is settled, the Company shall pay the Fees or, in the event that it is resolved by binding arbitration or a judgment, the Company shall pay the Fees unless the arbitrator or judge finds that Cooper’s claim was frivolous.

20. Legal Fees. The Company shall reimburse Cooper for the reasonable expenses of his counsel in drafting and negotiating this Agreement on an after tax basis.

21. Section 409A. The payments provided for herein are intended to comply with the terms of Section 409A of the Internal Revenue Code. In the event, however, that any such payments are determined to be subject to 409A, then the Company will make such adjustments as are reasonably required to comply with such section, including delaying any such payments that would have been required to be paid to Cooper pursuant to this Agreement during the first six months following the termination of Cooper’s employment until the end of such six-month period in accordance with the requirements of Section 409A.

22. Indemnification. The Company shall, to the maximum extent permitted by law, indemnify and hold Cooper harmless against, and shall purchase director and officer indemnity insurance on behalf of Cooper for, expenses, including reasonable attorneys fees (the attorney to be selected by Cooper), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding or claim (or threatened proceeding or claim) arising by reason of Cooper’s employment by the Company. The Company shall advance to Cooper any expense incurred in defending any such proceeding or claim (or threatened proceeding or claim) to the maximum extent permitted by law.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Lev Pharmaceuticals, Inc.

By:	/s/ Eric I. Richman
Eric I. Richman
Chairman of the Compensation Committee

/s/ Judson Cooper
Judson Cooper